Biofrontera Launches Dedicated UK Sales Team

●	Appoints Seasoned Sales Veteran, Alexander Richardson to Head UK Team

LEVERKUSEN, Germany – May 29, 2018– Biofrontera AG (NASDAQ: BFRA; Frankfurt Stock Exchange: B8F) (the “Company”), an international biopharmaceutical company, today announced the launch of its independent sales force in the UK to drive the expansion of Ameluz® for photodynamic therapy (PDT).

Biofrontera’s dedicated sales team will be led by Alexander Richardson, who joins Biofrontera from Galderma. Mr. Richardson was Head of Galderma’s Prescription Business Unit for more than 10 years, managing sales that totaled £28 million. Prior to Galderma, Mr. Richardson worked for Sanofi-Aventis in the UK in Marketing and Medical Education roles. Mr. Richardson holds a Bachelor’s Degree (Honours) in Genetics and Microbiology from the University of Aberdeen, Scotland. His dedicated team of sales and marketing specialists has mostly joined him from Galderma.

Prof. Dr. Hermann Lübbert, CEO of Biofrontera, commented, “Following the approval of Ameluz® for the treatment of basal cell carcinoma (BCC) by the European Commission and the recommendation by the Scottish Medicines Consortium to reimburse Ameluz® for the treatment of BCC, we believe that there is now a significant market opportunity for Ameluz® in the UK. We believe that about 80% of all treatments using PDT in the UK are currently for the treatment of BCC, and these procedures are mostly performed in hospitals where the majority of dermatologists are based. Furthermore, our recent approval for daylight PDT has the potential to greatly expand the British PDT market. Establishing a dedicated sales team in the UK will help drive adoption among dermatologists. This has been the most successful strategy for us in other markets, where over 90% of our global revenue is generated by our own sales organizations. To lead our effort in Britain, I would like to welcome Alexander Richardson, an experienced industry leader who has managed multi-million dollar sales and marketing operations at Galderma and other companies.”

Ameluz® in combination with BF-RhodoLED® lamp is approved for the lesion- and field-directed treatment of actinic keratosis on the face and scalp in the US, EU, Switzerland and Israel. It is also approved in the EU for the treatment of field cancerization and superficial and nodular BCC by conventional PDT, as well as for field cancerization and actinic keratosis by daylight PDT.

-End-

Enquiries, please contact: Biofrontera AG Thomas Schaffer, Chief Financial Officer	+49 (0) 214 87 63 2 0 press@biofrontera.com

IR UK: Seton Services Toni Vallen	+44(0) 20 7729 0805

IR and PR US: The Ruth Group IR: Tram Bui PR: Kirsten Thomas	+1 646-536-7035 +1 508-280-6592

About Biofrontera:

Biofrontera AG is an international biopharmaceutical company specializing in the development and commercialization of a platform of pharmaceutical products for the treatment of dermatological conditions and diseases caused primarily by exposure to sunlight that results in sun damage to the skin. Biofrontera’s approved products focus on the treatment in the U.S. and Europe of actinic keratoses, which are skin lesions that can sometimes lead to skin cancer, as well as the treatment of certain forms of basal cell carcinoma in the European Union. American Depositary Shares representing Biofrontera’s ordinary shares are listed on the NASDAQ Capital Market under the symbol “BFRA”, and Biofrontera’s ordinary shares are listed in the Frankfurt Stock Exchange (B8F, ISIN: DE0006046113). Information is also available at www.biofrontera.com.

Forward Looking Statements:

Certain statements in this press release are forward-looking within the meaning of the Private Securities Litigation Reform Act of 1995 regarding the public offering and the intended use of proceeds from the offering. These statements may be identified by the use of forward-looking words such as “anticipate,” “believe,” “forecast,” “estimate” and “intend,” among others. Such forward-looking statements are based on the currently held beliefs and assumptions of the management of Biofrontera AG, which are expressed in good faith and, in their opinion, reasonable. Forward-looking statements involve known and unknown risks, uncertainties and other factors, which may cause the actual results, financial condition, performance, or achievements of the Company, or industry results, to differ materially from the results, financial condition, performance or achievements expressed or implied by such forward-looking statements. These risks, uncertainties and other factors are set forth in the Registration Statement on Form F-1 filed with the SEC, including in the section “Risk Factors,” and in future reports filed with the SEC. Given these risks, uncertainties and other factors, prospective investors are cautioned not to place undue reliance on these forward-looking statements. The Company does not undertake an obligation to update or revise any forward-looking statement.